EXHIBIT 99.1

For Immediate Release 21-51-TR	Date:	November 16, 2021

Teck Provides Update on Heavy Rain Impacts in B.C.

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today reported that its logistics chain between west coast terminals and B.C. operations has been temporarily disrupted due to heavy rain, flooding and mudslides.

Teck has implemented measures to mitigate the effect of the disruption, diverting some trains to Ridley Terminals in Prince Rupert. CP and CN have begun repairs but do not currently have estimated return to service dates.

The overall impact and any potential effect on Q4 sales will be dependent on the duration of the logistics chain disruption.

Production at our operations has not been impacted at this time. Teck is focused on protecting the health and safety of employees and contractors and we are continuing to closely monitor the situation.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com